EXHIBIT 99.1

The following table specifies the date, quantity, weighted-average purchase price and range of price paid per share of Common Stock of Ecolab Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) since the filing of the last Schedule 13D. Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)

August 22, 2011	717,400	45.8567	45.6850 – 46.0000

August 23, 2011	74,568	46.7246	46.3900 – 47.3743

August 23, 2011	376,722	47.5619	47.4012 – 48.0000

August 23, 2011	1,362,210	48.7373	48.4800 – 49.0000